

Mail Stop 3720

March 18, 2008

Via U.S. Mail and Fax (712) 673-2800
Jane Morlok
Chief Financial Officer
Breda Telephone Corp.
112 E. Main
P.O. Box 190
Breda, Iowa 51436

>   **RE: Breda Telephone Corp.**
>   **Form 10-KSB/A for the fiscal year ended December 31, 2006**
>   **Filed December 20, 2007**
>   **File No. 0-26525**

Dear Ms. Morlock:

    We have reviewed your filing and have the following comments. As noted in our comment letter dated November 9, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Annual Report filed on form 10-KSB/A for the year ended December 31, 2006

Audit report, page 5

1. We note that the audit report of your independent accountants include a scope limitation due to the Company's inability to obtain audited financial statements for 2006 and 2005 supporting the company's investment in RSA no. 9 LP. We also note that the auditors were not able to satisfy themselves about those balances through other audit procedures. Any qualification with respect to the scope of an audit represents a substantial deficiency in the document filed with the Commission, since in these situations the auditor was unable to perform all the procedures required by professional standards to support the expression of an opinion. Scope qualifications are not acceptable under Article 2 of Regulation S-X.

Until you file restated audited financial statements with an unqualified auditor's opinion your ability to conduct public offerings may be restricted. In addition you may not be permitted to make offerings under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file audited financial statements with an unqualified audit report. These restrictions do not apply to:

- offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding reinvestment plans;
- dividend or interest reinvestment plans;
- employee benefit plans;
- transactions involving secondary offerings; or
- sales of securities under Rule 144.

* * * *

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director